EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 28, 2007

TSX Venture Exchange:  EMR

OTC Bulletin Board:  EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:  EML

EMGOLD COMPLETES DRILLING ON ITS MOLYBDENUM, TUNGSTEN AND GOLD PROPERTIES IN BRITISH COLUMBIA

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce that it has completed 3,450 metres (11,300 feet) of drilling in 31 drill holes on the Stewart/Jazz Property and the Rozan Property, both located in south eastern British Columbia.

The drilling program included the testing of two areas of mineralization on the Stewart/Jazz Property.  The first area has historically been explored for molybdenum, having been drilled by Shell Minerals and Selco Inc. in the early 1980’s.  Their exploration programs defined three intrusive breccia phases that contain significant molybdenum mineralization (see Emgold June 12, 2007, news release).  In late 2005, Emgold conducted a 500-metre diamond drill program to test the historic drill results as part of a due diligence program.  Based on the favourable results from Emgold’s drill program, additional drilling was conducted this year to test for depth and lateral extensions to the molybdenum-mineralized body.  A total of 8 drill holes were completed within and adjacent to the molybdenum zone.

The second area of drill testing on the Stewart/Jazz Property lies adjacent to the Stewart Moly Zone and consists of an area of historic tungsten mineralization that was explored in the 1940s by Cominco Ltd.  Emgold completed a trenching program this year on the tungsten-mineralized zone with encouraging results (see Emgold November 16, 2007, news release).  A total of 22 drill holes were completed within the tungsten zone.

Diamond drilling was also completed on the Rozan Property.  Gold on the Rozan Property is found in quartz veins, sheeted veins and stockwork zones.  A small (2-hole) diamond drill program was completed on the Rozan Property by Emgold in 2000.  One hole intersected the main Rozan quartz vein and returned a gold assay value of 60.73 g/t over 0.25 metres.  The single drill hole was completed in the 2007 program to further test the extent of this high grade vein. Drilling has now been suspended due to winter weather conditions.

All drill core is being logged and sampled at a facility located in Salmo, BC.  Samples are currently being shipped directly to Assayers Canada Ltd. in Vancouver, BC.  Logging and sampling of core is scheduled for completion by the end of November.  Assay results are expected to be available in the first quarter of 2008.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience is the project supervisor and  “Qualified Person” for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, the Idaho-Maryland Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

David Watkinson

President and Chief Operating Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.